

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2019

Itamar Gaino Filho
Chief Legal Officer
Natura Cosméticos S.A.
Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo
05106-000, Brazil

> **Re: Natura Holding S.A.**
> **Draft Registration Statement on Form F-4**
> **filed July 17, 2019**
> **CIK No. 0001776967**

Dear Mr. Gaino Filho:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 filed July 17, 2019

Cover page

1. Please include the aggregate number and value of securities offered. In addition, please provide the per share value of the Avon shares and an estimated value for the fractional shares of Natura & Co Holding being offered, as of a recent date.

2. In the second paragraph, please move the consideration related to the preferred stock to its own paragraph.

Questions and Answers About the Transaction

What is the proposed transaction, page 1

3.   You use the term "Founders Contribution" here for the first time, but do not provide the additional detailed explanation provided later on page 99. Revise to explain the term or explain the transaction step more generally here so that the term does not need to be used. Revise similar disclosure on page 17.

4.   Provide a brief explanation of how you calculate Stated Value.

What interests do directors, board members, and executive officers of Avon have in the Transaction?, page 6

5.   We note your disclosure "interests may include, but are not limited to..."; please revise this language and briefly describe all material interests.   Please make similar changes to the question on page 6 regarding the interests of directors on the Natura & Co Holding board of directors, the question on page 10 regarding additional interests, and the discussion on page 28 regarding Interests of Certain Persons.

6.   Please identify each Director, Executive Officer, or Controlling Shareholder with interests that differ from Avon's stockholders generally. Please quantify these interests for each individual.

Withdrawal Rights for Natura Cosméticos Shareholders, page 22

7.   Describe briefly the impact that the exercise of withdrawal rights by Natura Cosméticos Shareholders could have on Natura Cosméticos' financial condition and/or the consummation of the merger.

Comparative per Share Market Data, page 30

8.   Given the possibility, discussed on page xiii, of significant exchange rate volatility between the Brazilian r*eal* and US Dollar, tell us how you determined to use the exchange rate as of December 31, 2018, and whether you considered using the exchange rate as of the date of the merger agreement and/or the proxy mailing. Also, consider whether to add risk factor disclosure discussing the impact that exchange rate volatility could have on the perceived value of the merger consideration.

Unaudited Pro Forma Condensed Financial Information
Notes to the Unaudited Pro Forma Condensed Financial Information
Note 3.2- IFRS and accounting policies alignment adjustments, page 87

9.   Please expand your disclosure to explain how the dividends declared on Avon's preferred stock were calculated. In this regard, we note disclosure in Avon's fiscal 2018 10-K that its series C preferred stock had accrued unpaid dividends of $65.8 million as of December 31, 2018 and that there were no dividends declared in the years ended December 31, 2018 and 2017.

Note 3.5- Pro forma adjustments
Footnote (e)- Intangible Assets, page 89

10.   Please expand your disclosures to include the material underlying assumptions used in determining the fair value estimate adjustments to your intangible assets.

Footnote (i)- Long-term debt, page 91

11.   Please expand your disclosure to include the underlying assumptions you used in determining the estimated interest rate of 5% on the financing facility.

Merger Consideration, page 102

12.   Please include a description of the potential adjustments to the merger consideration provided in the Merger Agreement and set forth the range of consideration shareholders may receive.   Please make similar changes to the merger consideration section on page 149.

Material Tax Considerations, page 183

13.   Please file a tax opinion to support your assertion the transaction will be tax-free.

Foreign Exchange, page 242

14.   Describe in more detail or quantify, if practicable, the maximum exposure levels set by your Foreign Exchange Protection Policy, and explain any other strategies you use avoid reaching the maximum level.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Natura & Co.
Liquidity and Capital Resources, page 251

15.   Please expand your disclosure to include any amount you have available to you under revolving credit facilities and the amount, if any, outstanding as of December 31, 2018.

Security Ownership of Certain Beneficial Owners and Management of Avon, page 320

16.   Please disclose the natural person or persons who exercise sole or shared voting power with respect to the shares listed in the table.

General

17.   Please provide us supplementally with any board books or supplemental materials prepared by the financial or other advisor.

        You may contact Tracie Mariner at 202-551-3744 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at 202-551-3464 or Amanda Ravitz at 202-551-3412 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction